Exhibit 99.1

Diamond Standard Commodity and Token to List on INX

INX trading platform will enable investors to trade breakthrough Diamond Standard Commodities as a blockchain token

New York, November 30, 2020 - INX Limited, the blockchain-based platform for trading digital securities and cryptocurrencies, announces today that it has signed a letter of intent with Diamond Standard to list the world’s first diamond commodity—the Diamond Standard Coin.

Diamond Standard Coins contain a standardized set of natural diamonds and a wireless computer chip that enables instant electronic auditing and authentication. Owners trade the commodity on the blockchain by transacting a Bitcarbon Token embedded in each Coin.

This diamond commodity will make a $1.2 trillion hard asset available to institutional investors for the first time. Diamond Standard recently announced its plan to launch an ETF on the NYSE under the ticker DIAM, and an agreement to list futures on the CME Globex via the MGEX.

INX will provide an electronic spot market for the commodity, by enabling investors to trade the Bitcarbon Token. The listing of the Bitcarbon Token on the INX Digital platform is pending the launch of INX Digital’s cryptocurrency trading platform.

INX is building trading platforms for the listing and trading of digital assets with full regulatory compliance, advanced security protocols, and privacy procedures. It aims to address cross-border, high-volume trading under a full regulatory process.

“Our proprietary trading technology was developed with the goal of transforming the future of finance with the trading of unique assets,” says Douglas Borthwick, CMO of INX. “The listing of the Bitcarbon Token on the INX platform pushes that vision forward, and we’re thrilled that both institutional and retail investors can now invest in the first fungible diamond token digitally.”

“Diamond Standard developed this regulated diamond commodity in order to unlock an uncorrelated $1.2 trillion asset class for investors.” said Cormac Kinney, founder and CEO of Diamond Standard. “We are delighted to list on the INX platform, to provide a secure, next generation venue for investors to trade their diamond commodities.”

About INX Limited

INX Limited aims to provide a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise with a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via blockchain technology and innovative regulatory approach.

About Diamond Standard

Diamond Standard Co. is the creator of the world's first and only regulated diamond commodity. By unlocking diamonds as a market-traded asset, Diamond Standard helps investors to access a natural resource currently worth $1.2 trillion – more than all the world's silver and platinum combined. A breakthrough deliverable hard asset, the diamond commodity provides diversification and a new store of wealth for institutional and individual investors, while bringing transparency and efficiency to the diamond supply chain.

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